Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
September 27, 2006.

Item 3	News Release
The news release was disseminated on September 27, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report an exceptional intersection from a step-out hole drilled at its wholly-owned Pitarrilla silver project in the state of Durango, Mexico. Hole PD-157 was drilled approximately 70 meters northeast from hole PD-152 reported August 15, 2006.

Item 5	Description of Material Change
See attached news release 06-33.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
September 28, 2006.

September 27, 2006 News Release 06-33	Trading Symbols: Nasdaq National Market: SSRI TSX: SSO

SILVER STANDARD REPORTS 2.5 OZ./TON SILVER AND 2.3% BASE METALS
OVER 1,972 FEET AT PITARRILLA IN MEXICO

Vancouver, B.C. - Silver Standard Resources Inc. is pleased to report an exceptional intersection from a step-out hole drilled at its wholly-owned Pitarrilla silver project in the state of Durango, Mexico. Hole PD-157 was drilled approximately 70 meters northeast from hole PD-152 reported August 15, 2006.

PD-157 intersected 1,972 feet averaging 2.5 ounces of silver per ton (601.0 meters averaging 86.7 grams of silver per tonne) including 1.60% zinc and 0.72% lead.

Within this 1,972-foot silver and base metal intersection are three intervals of high-grade silver-base metal mineralization. The first measured 87 feet averaging 9.6 ounces of silver per ton (26.1 meters averaging 329.8 grams of silver per tonne), 4.89% zinc, 1.78% lead and 0.29% copper. Below this interval is 99 feet of silver-lead-zinc-rich mineralization averaging 8.5 ounces of silver per ton (30.2 meters averaging 291.5 grams of silver per tonne), 5.85% zinc, and 2.16% lead. These two zones correspond to the high-grade intercepts found in hole PD-152. The third high-grade intersection, which measured 99.8 feet averaging 6.2 ounces of silver per ton (30.4 meters averaging 214.2 grams of silver per tonne), 5.93% zinc and 3.49% lead, is located on the hanging wall of a rhyolite dike and is interpreted to be part of the feeder zone for the broader mineral system.

PD-157 Selected Intervals - September 2006
Collar Location	Dip / Azimuth	From (meters)	To (meters)	Interval (meters)	Silver Grade (g/t)	Zinc (%)	Lead (%)	Copper (%)	Interval (feet)	Silver Grade (oz./ton)
504070E	-90°/000°	224.0	825.0	601.0	86.7	1.60	0.72		1,972	2.5
2811185N	incl.	391.7	417.8	26.1	329.8	4.89	1.78	0.29	87	9.6
	incl.	498.9	529.1	30.2	291.5	5.85	2.16		99	8.5
	incl.	771.2	801.6	30.4	214.2	5.93	3.49		100	6.2

True thickness to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and in Vancouver, B.C. (analysis). All samples were analyzed using aqua regia digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.

PD-157 is located within a 350-meter by 250-meter rectangle at Breccia Ridge defined by five other holes: PD-128, PD-138, PD-148, PD-152 and PD-158 and it confirms the continuity of high-grade mineralization at depth. The fourth drill rig has recently arrived on the property and will immediately begin testing for extensions of the high-grade mineralization. The three original drills will continue to define the near-surface mineralization.

The company will continue to report only selected drill results that it considers material to the Pitarrilla project and updated resource estimates as they become available.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard Resources Inc. is a well-financed silver resource company that is transitioning to production through organic development of its own pipeline of projects. (SSRI-PT)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.